EXHIBIT 99.1

Westport Fuel Systems Secures €5 Million Loan from UniCredit

Transaction to Strengthen the Liquidity of Emer S.p.A. in Brescia, Italy

VANCOUVER, British Columbia, May 28, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that they have secured a €5 million loan from UniCredit Italia (“UniCredit”) to bolster liquidity during the COVID-19 pandemic.

The loan, guaranteed by the Central Guarantee Fund for 90% of its countervalue has a five-year term, in accordance with Article 13 of the liquidity decree. This transaction and the earlier announced deferral of 2020 principal payments of US$6.0 million to Export Development Canada on March 25, 2020 confirms the Company’s strategy to secure and protect liquidity and to fund its operations through a prudent balance sheet policy.

“The loan from UniCredit enables us to focus on the safe and efficient ramp-up of our Italian operations in Brescia and provides additional liquidity, if required,” said Nicola Cosciani, Vice President Operations of Westport Fuel Systems. “The restart of production is a strong signal for the economic recovery of local communities and the continued growth of the natural gas vehicle market.”

"UniCredit's support for the Italian activities of Westport Fuel Systems is in line with our commitment to helping foster the growth of local businesses and entrepreneurship which has always had an international vocation,” stated Andrea Casini, UniCredit's Co-CEO Commercial Banking Italy. “It is through prudent and strategic actions that we continue to help ensure the security and liquidity of business activities in Italy, even more so at a time like this. Furthermore, UniCredit's pan-European reach has made it possible to find the best financial structure for this operation."

“We deeply appreciate our long-standing relationship with UniCredit and the speed at which they have mobilized to help companies with Italian operations,” continued Frank Spiniello, Vice President Finance-Operations of Westport Fuel Systems. “This loan provides support for short-term liquidity and longer-term operational and investment plans as we return to serving our customers in markets around the world.”

Westport Fuel Systems’ Italian operations in Brescia (BS), Cherasco (CN), and Albinea (RE) employ more than 800 workers and represent 70% of the Company’s production across Europe. According to the European Automobile Manufacturers Association’s latest report, the demand in Italy for cars fueled by compressed natural gas increased by 68% in the first quarter of 2020. The need for affordable, market-ready, and clean transportation remains critical and with the European Union’s Green Deal encompassing measures to foster the supply low-emission fuels, Westport Fuel System’s products are part of the solution to the increasing global demand for sustainable transportation.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

About UniCredit

UniCredit is a simple successful pan-European Commercial Bank, with a fully plugged in CIB, delivering a unique Western, Central and Eastern European network to its extensive client franchise. UniCredit offers both local and international expertise to its clients, providing them with unparalleled access to leading banks in its 13 core markets through its European banking network: Italy, Germany, Austria, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania, Russia, Serbia, Slovakia and Slovenia. Leveraging on an international network of representative offices and branches, UniCredit serves clients in another 18 countries worldwide.

Westport Fuel Systems Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

UniCredit Media Relations Inquiries:
T: +39 02 88623569
E: mediarelations@unicredit.eu